September 29, 2006

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 6010

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Markel Corporation

Form 10-K for the fiscal year ended December 31, 2005

File No. 001-15811

Dear Mr. Rosenberg:

We are responding to your comment letter dated August 31, 2006. For ease of reference, we have reproduced your comments and provided our response directly following the numbered comments in your letter.

We are attaching as Appendix A a revised version of the Appendix to our June 30, 2006 response to your June 9, 2006 comment letter.

In a number of instances, we also reference to points discussed in our September 14, 2006 conference call with Mr. Frank Wyman of the SEC staff. We very much appreciate the additional clarification Mr. Wyman provided during the course of our call. We would also like to say at the outset that we appreciate and agree with the objective of providing full and meaningful disclosure to our investors. We also believe, as we discussed with Mr. Wyman, that a proper balance must be struck between disclosing appropriate and material information and avoiding overly detailed disclosure that overwhelms and confuses the reader.

Form 10-K for fiscal year ended December 31, 2005

Management’s Discussion and Analysis

Critical Accounting Estimates

Unpaid Losses and Loss Adjustment Expenses and Reinsurance Allowance for Doubtful Accounts, page 79

1.	Please refer to prior comment 3. We have read your Appendix A, and while recognizing the impracticality of discussing reserve methodologies and assumptions for each of your 90 lines of business, we continue to believe that your proposed new disclosure could be improved. Please provide the following information in a disclosure-type format.

a.	Provide an expanded description of your methodologies used to determine ultimate reserves, distinguishing between methodologies for short-tail and long-tail business. In describing reserve methodologies, please explain why the model used was ultimately chosen over the other models considered, including any strengths or weaknesses the model possesses over alternative models.

In future filings, we will revise our Critical Accounting Estimates discussion of Unpaid Losses and Loss Adjustment Expenses, as provided in Appendix A, to more fully describe our methodologies used to determine ultimate reserves, including which actuarial reserving methods are typically used and why one method may be selected over another. We have enhanced our disclosure in Appendix A to include the following relevant discussion.

“In establishing our liabilities for unpaid losses and loss adjustment expenses, our actuaries estimate an ultimate loss ratio, by accident year, for each of our over 90 major product lines with input from our underwriting and claims associates. In estimating an ultimate loss ratio for a particular line of business, our actuaries may use one or more actuarial reserving methods and select from these a single point estimate. To varying degrees, these methods include detailed statistical analysis of past claim reporting, settlement activity, claim frequency and severity, policyholder loss experience, industry loss experience and changes in market conditions, policy forms and exposures. The actuarial methods we use include:

•	Paid Loss Development – This method uses historical loss payment patterns to estimate future loss payment patterns. Our actuaries use the historical loss patterns to develop factors that are applied to current paid loss amounts to calculate expected ultimate losses.

•	Incurred Loss Development – This method uses historical claims reporting patterns to estimate future claims reporting patterns. Our actuaries use the historical claims patterns to develop factors that are applied to current reported losses to calculate expected ultimate losses.

•	Bornhuetter-Ferguson Paid Loss Development – This method divides the projection of ultimate losses into the portion that has already been paid and the portion that has yet to be paid. The portion that has yet to be paid is estimated as the product of three amounts: the premium earned for the exposure period, the expected loss ratio and the percentage of ultimate losses that are still unpaid. The expected loss ratio is selected by considering historical loss ratios, adjusted for any known changes in pricing, loss trends, adequacy of case reserves, changes in administrative practices and other relevant factors.

•	Bornhuetter-Ferguson Incurred Loss Development – This method is identical to the Bornhuetter-Ferguson paid loss development method, except that it uses the percentage of ultimate losses that are still unreported, instead of the percentage of ultimate losses that are still unpaid.

•	Frequency/Severity – Under this method, expected ultimate losses are equal to the product of the expected ultimate number of claims and the expected ultimate average cost per claim. Our actuaries use historical reporting patterns and severity patterns to develop factors that are applied to the current reported amounts to calculate expected ultimate losses.

Each actuarial method has its own set of assumptions and its own strengths and limitations, with no one method being better than the others in all situations. For example, if a particular line of business has experienced significant changes in claims handling practices that would impact the comparability of case reserves between periods, we would make appropriate adjustments to the data and would give less credibility to the incurred loss development method. Our actuaries select the reserving methods that they believe will produce the most reliable estimate for the class of business being evaluated. Greater judgment may be required when we introduce new product lines or when there have been changes in claims handling practices, as the statistical data available may be insufficient. In these instances, we may rely upon assumptions applied to similar lines of business, rely more heavily on industry experience or take into account changes in underwriting guidelines and risk selection. For example, in 2003, we began offering a specialty underwriting facility for alternative risk transfer, which was a class of business we had not previously underwritten. Given our limited historical experience with this program, we have relied more heavily on data from similar lines of business we have underwritten for some time and on available external data. In the future, as we develop more experience with our alternative risk transfer program, our actuarial methods may rely more on our historical experience.”

We supplementally advise you that the actuarial reserve methodologies applied to short-tail lines of business do not differ from those applied to long-tail lines of business.

b.	Describe your process for calculating the IBNR reserve, and how it relates to ultimate losses, cumulative paid claims and case reserves. For example, we understand that some companies may calculate this reserve by estimating the ultimate losses first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

In future filings, we will revise our Critical Accounting Estimates discussion of Unpaid Losses and Loss Adjustment Expenses, as provided in Appendix A, to explain how IBNR reserves are calculated as follows:

“IBNR reserves are generally calculated by subtracting paid losses and case reserves from estimated ultimate losses.”

c.	Your recorded reserves exceeded actuarially calculated reserves by approximately 4.5% at December 31, 2005, which is equivalent to $263.9 million or 142% of 2005 income before income taxes. Provide in disclosure-type format the corresponding percentage difference at December 31, 2004 and if different, explain your basis for concluding that reserves were adequate at these two points in times.

We advise you supplementally as follows:

Management’s best estimate of net reserves for unpaid losses and loss adjustment expenses, when aggregated across all lines of business and all accident years, exceeded the actuarially calculated best estimate by approximately 4.5% and 3.0%, respectively, at December 31, 2005 and 2004. At both dates, management consistently applied its loss reserving process and philosophy.

During 2005, the actuarial best estimate reflected favorable loss development in the London Insurance Market segment. Given past unfavorable and volatile developments in this segment and consistent with our reserving philosophy, management did not incorporate this favorable trend into its best estimate to the same extent the actuaries incorporated it, which resulted in the increase from 2004.

We are proposing to enhance our disclosure, as you will see in Appendix A, to provide more information about our reserving process, including: how our actuaries determine their best estimate, why management’s best estimate may differ from the actuarial best estimate, why there is a range of reasonable outcomes around the actuarial best estimate, how reasonably likely changes in key assumptions could impact reserves and what factors influence the boundaries of the actuarial range. Given these proposed enhancements, we believe that disclosing the extent to which management’s best estimate exceeded the actuarially determined best estimate is no longer necessary or appropriate and we will eliminate this information from future filings.

d.	Describe those lines of business where statistical data was insufficient or unavailable and the degree of judgment required in estimating related reserves at December 31, 2005.

Please refer to our response to comment 1(a). Our proposed disclosure, in the second to last paragraph, includes an example of a new line of business (alternative risk transfer) where greater judgment is necessary. We supplementally advise you that we have only a limited number of lines of business (typically new lines of business) where statistical data is insufficient.

2.	We note within your proposed disclosures included in Appendix A that your cumulative deficiency resulted from adverse loss development on acquired books of business that were not subject to your reserving philosophy. Please provide more information explaining how this deficiency developed, the reserving philosophy originally applied to these acquired books of business and how this reserving philosophy differed from your reserving philosophy. Additionally, please tell us how you allocated the purchase price to these acquired reserves and how you complied with paragraph 37 of SFAS 141. Lastly, given the implication that management’s reserving methodology would have produced a different liability value, please address in your response the provisions of SAB Topic 2.A.9.

We advise you supplementally as follows:

A significant portion of our cumulative deficiency for 2000 and prior years resulted from adverse loss development on acquired books of business, primarily within Markel International, which we acquired in March 2000.

When we acquired Markel International, we believed that it had adequate loss reserves. This conclusion was based on extensive acquisition due diligence, including external and internal actuarial reviews and interviews with management, underwriters and claims personnel.

We applied our reserving philosophy at the acquisition date based on our knowledge at the time, and we have consistently applied it since then. After the acquisition, Markel International began to experience adverse development on acquired loss reserves due to emerging unfavorable claims trends. As we examined the reasons for this adverse emergence, we determined that the impact of prior management’s underwriting, pricing, claims and reserving practices on our estimates was different than initially assumed. As a result, our assumptions and estimates regarding the adequacy of loss reserves at the acquisition date were updated in subsequent periods as actual losses continued to emerge in excess of our expectations. These developments reflect the greater difficulty of appropriately reserving for acquired books of business.

The proposed additional disclosure was intended to explain the degree to which reserve estimates for acquired business could change based on subsequent experience, while at the same time expressing management’s belief that the amount of adverse loss reserve development variability experienced after the acquisition of Markel International was unlikely to recur under current conditions. We have enhanced Appendix A to include the following relevant discussion.

“Undue reliance should not be placed on these ranges of estimates as they are only one of many points of reference used by management to determine its best estimate of ultimate losses. Further, actuarial ranges may not be a true reflection of the potential variability between loss reserves estimated at the balance sheet date and the ultimate cost of settling claims. Actuarial ranges are developed based on known events as of the valuation date, while ultimate losses are subject to events and circumstances that are unknown as of the valuation date. For example, the Claims and Reserves table on page 98, which provides a summary of historical development between originally estimated loss reserves and ultimate claims costs, illustrates this potential variability, reflecting a cumulative deficiency in net reserves of 34% for the 2000 and prior accident years. A significant portion of the cumulative deficiency that occurred during those periods includes adverse loss reserve development at Markel International, which we acquired in March 2000. Historically, we have experienced greater volatility on acquired books of business than on existing books of business. The increases in pre-acquisition loss reserves at Markel International were primarily associated with books of business that were not subject to our underwriting discipline and that subsequently experienced unfavorable loss development that exceeded our initial expectations. We believe that, as a result of applying greater underwriting discipline, including improved risk selection and pricing, on business currently being written, total recorded loss reserves at Markel International are unlikely to vary to the same degree as we have historically experienced.”

We also advise you supplementally that we recorded the acquired loss reserves at our best estimate, and the applicable provisions under paragraph 37 of SFAS 141 and SAB Topic 2.A.9 were considered.

3.	Please refer to prior comment 4. We have read your proposed new disclosure in Appendix A and continue to believe that your explanation of how you consider the reserve range in determining reserve adequacy could be improved. Please provide the following information in a disclosure-type format:

a.	An expanded description of the specific factors, including those factors that determined the boundaries of the reserve range, that led you to record your best estimate rather than another estimate of incurred losses.

In future filings, we will revise our Critical Accounting Estimates discussion of Unpaid Losses and Loss Adjustment Expenses, as provided in Appendix A, to include a discussion that further describes the factors used to determine the boundaries of the reserve range, as well as what led us to record our best estimate rather than another estimate of incurred losses. Revisions to Appendix A from our previous draft are shown in italics below:

“Our philosophy is to establish loss reserves that are more likely redundant than deficient. This means that we seek to establish loss reserves that will ultimately prove to be adequate. Using this philosophy, loss reserves are established for each of our product lines at management’s best estimate, which is generally higher than the corresponding actuarially calculated point estimate. The actuarial point estimate represents our actuaries’ estimate of the most likely amount that will ultimately be paid to settle the loss reserves we have recorded at a particular point in time; however, there is inherent uncertainty in the point estimate as it is the expected value in a range of possible reserve estimates. In some cases, actuarial analyses, which are based on statistical analysis, cannot fully incorporate all of the subjective factors that affect development of losses. In other cases, management’s perspective of these more subjective factors may differ from the actuarial perspective. Subjective factors where management’s perspective may differ from that of the actuaries include: the credibility and timeliness of claims information received from third parties, economic and social inflation, judicial decisions, law changes, changes in underwriting or claims handling practices and other current and developing trends. As a result, the actuarially calculated point estimates for each of our lines of business represent starting points for management’s quarterly review of loss reserves.

Management also considers the range, or variability, of reasonably possible losses determined by our actuaries when establishing its best estimate for loss reserves. The actuarial ranges represent our actuaries’ estimate of a likely lowest amount and highest amount that will ultimately be paid to settle the loss reserves we have recorded at a particular point in time. The range determinations are based on estimates and actuarial judgments and are intended to encompass reasonably likely changes in one or more of the factors that were used to determine the point estimates.”

b.	You describe the reserve range as representing the “reasonably possible” losses determined by company actuaries, yet you also state that this range is “not a true reflection of the potential volatility between loss reserves estimated at the balance sheet date and the ultimate cost of settling claims.” Explain these apparent inconsistencies.

We believe the following revised language in Appendix A should resolve the apparent inconsistency:

“Further, actuarial ranges may not be a true reflection of the potential variability between loss reserves estimated at the balance sheet date and the ultimate cost of settling claims. Actuarial ranges are developed based on known events as of the valuation date, while ultimate losses are subject to events and circumstances that are unknown as of the valuation date.”

4.	Please refer to prior comment 5. We have read your proposed new disclosure in Appendix A and continue to believe that your disclosure about key reserve assumptions could be improved. Please provide the following information in disclosure-type format.

a.	An expanded description and quantification of the “explicit assumptions” used in your reserve determination process for each period presented. For example on page 86, while you refer to such assumptions as “increased severity on reported claims” and “higher than expected incidence of newly reported claims,” you provide no further description or any quantification for these key assumptions.

b.	An expanded discussion of the conclusions resulting from actuarial experience studies that served as the basis for changes in key assumptions. For example on page 87, you refer to a claims review that led you to update “actuarial assumptions and increased losses and loss adjustment expenses primarily for the 1997 to 2001 accident years.” Please quantify the amount of changes to assumptions that were made as a result of these studies and the effect these changes had on the reserve balance.

c.	In general on pages 85-89, you attribute changes in prior year reserve estimates to either favorable or adverse development with only limited discussion of the underlying loss development characteristics, such as the impact of changes in claim frequency or severity on existing key assumptions. Provide an expanded discussion of these trends and quantify corresponding changes made to your “explicit assumptions” during the periods presented.

The following discussion is intended to respond to comments 4(a) through 4(c).

In future filings, in order to enhance our Critical Accounting Estimates discussion of Unpaid Losses and Loss Adjustment Expenses, as provided in Appendix A, we will add the following expanded description of our reserving process, which describes our quarterly reserve review process and the way in which changes in reserve estimates result from that process:

“Our ultimate liability may be greater or less than current reserves. Changes in our estimated ultimate liability for loss reserves generally occur as the result of the emergence of unanticipated loss activity, the completion of specific actuarial or claims studies or changes in internal or external factors. We closely monitor new information on reported claims and use statistical analyses prepared by our actuaries to evaluate the adequacy of our recorded reserves. Each quarter, our actuaries prepare estimates of the ultimate liability for unpaid losses and loss adjustment expenses based on established actuarial methods. Management reviews these estimates, supplements the actuarial analyses with information provided by claims, underwriting and other operational personnel and determines its best estimate of loss reserves, which is recorded in our financial statements. Additionally, once a year, generally at the end of the third quarter, we conduct a detailed review of our liability for unpaid losses and loss adjustment expenses for asbestos and environmental (A&E) claims. If there is significant development on A&E claims in advance of the annual review, such development is considered by our actuaries and by management as part of our quarterly review process. We consider a detailed annual review appropriate because A&E claims develop slowly, are typically reported and paid many years after the loss event occurs and, historically, have exhibited a high degree of variability. Our procedures for determining the adequacy of loss reserves at the end of the year are substantially similar to the procedures applied at the end of each interim period.”

We will continue to discuss changes in our key assumptions, including quantifying their impact during the periods presented, in the Results of Operations section of MD&A. Also in the Results of Operations section, we will discuss current trends observed by management and how those trends have impacted the calculation of our most recent loss reserve estimates.

Using our 2005 Annual Report as an example, changes in key assumptions affecting reserves for losses and loss adjustment expenses are discussed throughout pages 85-89, and this discussion is supplemented by a tabular summary (pages 90-91) of the most significant increases and decreases to prior years’ loss reserves. The disclosure on pages 85-89 identifies all significant changes in prior years’ loss reserves, attributes the amount of these changes to both an operating segment and a business unit, identifies the programs and accident years from which the favorable or unfavorable development emerged, discusses the factors that led management to adjust its relevant assumptions (including a discussion of what caused the assumptions to change in the periods presented) and, where applicable, identifies and discusses trends observed by management that may cause current and historical results not to be indicative of future operating results.

The following excerpt, which begins on page 85, provides a specific example of our 2005 discussion of the significant increases and decreases in prior years’ losses by business unit, which comprise the consolidated favorable development of prior years’ losses of $50.6 million.

“The favorable development on prior years’ losses in 2005 was primarily due to loss reserve redundancies, including $96.1 million at the Shand Professional/Products

Liability unit and $30.3 million at the Markel Specialty Program Insurance unit. In 2005, the favorable development on prior years’ loss reserves was partially offset by $31.3 million of loss reserve development on asbestos and environmental exposures and related reinsurance bad debt, $35.4 million of adverse development at the Investors Brokered Excess and Surplus Lines unit and $15.4 million of increases to the reinsurance allowance for doubtful accounts.”

The amounts disclosed above are summarized in tabular form on page 90 as follows:

	Year Ended December 31, 2005
(dollars in millions)	Excess & Surplus Lines	Specialty Admitted	London Insurance Market	Other	Total
Brokered Excess & Surplus Lines	35.4	—	—	—	$35.4
Professional/Products Liability	(96.1)	—	—	—	(96.1)
Specialty Program Insurance	—	(30.3)	—	—	(30.3)
Asbestos exposures (1)	—	—	—	31.3	31.3
Allowance for reinsurance recoverables	14.1	—	—	1.3	15.4
Net other prior years’ (redundancy) deficiency	(19.7)	(1.1)	14.5	—	(6.3)

INCREASE (DECREASE)	(66.3)	(31.4)	14.5	32.6	$(50.6)

(1)	Asbestos exposures include related allowances for reinsurance bad debt.

As part of our segment underwriting discussion, each of the significant movements from the above table is discussed in greater detail. Using the $35.4 million increase in prior years’ losses for Brokered Excess & Surplus Lines as an example, we provide the following detailed discussion and analysis starting on page 86.

“During 2005, prior years’ loss reserves at the Investors Brokered Excess and Surplus Lines unit included $35.4 million of adverse development, of which $26.1 million related to general and products liability programs, including the California commercial and residential contractors programs, and claims handling costs associated with these and other programs. Consistent with 2004, this adverse development was primarily for the 1999 to 2002 accident years and was based upon our determination that losses on reported claims for this book of business were higher than expected. In addition to the increased severity on reported claims, we experienced a higher than expected incidence of newly reported claims.

In each of the periods presented, we have increased prior years’ loss reserves at the Investors Brokered Excess and Surplus Lines unit. During this time, actual reported claims, primarily on the 1999 to 2002 accident years, have exceeded expectations resulting in our actuaries revising their estimates of our ultimate losses at this unit. The losses experienced since 2002 have been concentrated in our casualty book of business, primarily on the general and products liability programs. In these programs, we have been adversely impacted by the geographic concentration of unfavorable litigation for construction-related exposures included in our commercial and residential contractors book of business in New York and California. As a result of these factors, the estimation of ultimate losses at this unit has been subject to greater volatility. We are closely monitoring claims processing and development patterns at this unit and no longer write contractors business in either California or New York. As a result of exiting certain books of business and re-underwriting and re-pricing the on-going casualty programs, we believe the business written at this unit since 2002 has met our underwriting profit targets. Adverse development is possible; however, we believe our December 31, 2005 reserves for loss and loss adjustment expenses at this unit are adequate.”

In the above discussion, we quantified the effects of changes in our key assumptions (“$35.4 million of adverse development, of which $26.1 million related to general and products liability programs”) and described the events that led management to change its previous expectations and take a specific reserving action (“our determination that losses on reported claims for this book of business were higher than expected” and “we experienced a higher than expected incidence of newly reported claims”). We also explained the events that occurred within those programs that resulted in reserve strengthening in successive periods.

We believe the disclosure in the level of detail we have previously provided, coupled with the proposed description of the quarterly reserve review process in Appendix A, provides an appropriate level of disclosure that is responsive to the issues raised by your comments without becoming so detailed that it is no longer meaningful.

d.	You state that estimated damage factors in the third party catastrophe modeling software were too low and were revised. Tell us when the effects of the revisions were recorded in your loss reserves and whether your loss reserves at December 31, 2005 reflect all vendor revisions to the catastrophe modeling software.

In our June 30 response letter, we stated:

“We advise you supplementally that we utilize, among other tools, a third party catastrophe modeling software that is widely used throughout the property and casualty insurance industry. Following the 2005 hurricanes, it was determined that the software’s estimated damage factors for high category hurricanes were too low. The software has since been revised by its vendor to better take into account the potential damage when high category hurricanes make landfall in the U.S. mainland.”

As discussed with Mr. Wyman, we supplementally advise you that we do not use the third party catastrophe modeling software referenced above to establish our loss reserves. The software is used as an underwriting tool and is intended to assist in limiting our aggregate exposure to catastrophic loss events in various geographic areas. After the hurricanes, we used the software to provide listings of policies potentially impacted by the storms. We then used detailed policy-level reviews, actual claim adjuster reports and direct contact with insureds and brokers to estimate ultimate losses for those policies. Accordingly, the revisions made to the software’s damage factors had no impact on our recorded loss reserves.

In future filings, if we make reference to catastrophe modeling tools, we will make it clear that such tools are used for underwriting purposes only.

e.	You state that estimated gross losses from Hurricane Katrina exceeded coverage under your reinsurance programs by $52.6 million as of December 31, 2005. Provide an expanded description and quantification in disclosure-type format of your aggregate losses related to the 2005 Hurricanes before reinsurance, any additional revisions to key assumptions besides the damage factors utilized in your catastrophe modeling at December 31, 2005 and when you recorded the impact of these changes.

We advise you supplementally that, as outlined in our response to comment 4(d) and as discussed with Mr. Wyman, changes in the damage factors used by the third party catastrophe model do not impact our ultimate loss reserves.

With respect to quantification of our losses on the 2005 Hurricanes, we disclosed the following on pages 84 and 85:

“The losses on the 2005 Hurricanes were comprised of $188.7 million of estimated net losses and $57.6 million of additional reinsurance costs.”

“The estimated net losses on the 2005 Hurricanes were net of estimated reinsurance recoverables of $567.9 million.”

As discussed with Mr. Wyman, the disclosures above present both our gross and net incurred losses on the 2005 Hurricanes. Our gross incurred losses of $756.6 million as of December 31, 2005 are calculated by adding our estimated reinsurance recoverables ($567.9 million) to our estimated net incurred losses ($188.7 million).

In addition, we continue to update our disclosure regarding losses from the 2005 Hurricanes and the assumptions used to estimate our reserves for catastrophe-exposed business. Specifically, in our Form 10-Q for the period ended March 31, 2006, we disclosed the following on page 16:

“The combined ratio for the quarter ended March 31, 2006 included $48.0 million, or 9 points, of additional losses on the 2005 Hurricanes. This development was primarily concentrated in our contract property and delegated authority books of business included in the Excess and Surplus Lines and London Insurance Market segments. Business written in these divisions typically focuses on small-to-medium commercial insureds and is placed by a network of wholesale agents. At December 31, 2005, our contract property and delegated authority divisions had significant numbers of hurricane claims reported for which they had not received loss adjustment reports in order to set specific case reserves. Based on the loss adjustment reports received in the first quarter, the average severity per claim was determined to be significantly higher than had been estimated at December 31, 2005. Since December 31, 2005, the number of claims without loss adjustment reports has decreased significantly and we have reserved any unadjusted claims at amounts that are comparable to the average amount paid on similar settled and closed claims. While we believe our reserves for the 2005 Hurricanes as of March 31, 2006 are adequate, we continue to closely monitor reported claims and will adjust our estimates of gross and net losses as new information becomes available.”

We also advise you supplementally that as new information becomes available and to the extent that our actual experience on the 2005 Hurricanes changes materially, we will update our disclosure relative to loss development on hurricanes, including a discussion of changes to key assumptions used to estimate loss reserves.

5.	Please refer to prior comment 6. We have read your proposed new disclosure in Appendix A. You state that this disclosure is not intended to describe sensitivity of your reserve estimates to changes in key assumptions nor is it intended to reflect a “reasonably likely” scenario. In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified (e.g. “explicit assumptions”) may have on reported results, financial position and liquidity. Explain why you believe the scenarios quantified are reasonably likely. Provide this information in disclosure-type format.

In future filings, we will revise our Critical Accounting Estimates discussion of Unpaid Losses and Loss Adjustment Expenses, as provided in Appendix A, to include the following discussion and accompanying tabular presentation, which quantifies the impact of reasonably likely changes in key assumptions.

“If the actual levels of loss frequency and loss severity are higher or lower than expected, ultimate losses will be different than our estimates. The following table reflects the estimated impact on net reserves for unpaid losses and loss adjustment expenses as of December 31, 2005 due to changes in frequency and severity assumptions. The values in the table reflect changes in key assumptions that we believe could be reasonably likely based on historical variability in loss reserves.”

(dollars in thousands)

	Frequency
Severity	-5%	-3%	-1%	0%	1%	3%	5%
-5%	$(370,888)	$(298,612)	$(226,337)	$(190,199)	$(154,061)	$(81,786)	$(9,510)
-3%	(298,612)	(224,815)	(151,018)	(114,119)	(77,221)	(3,424)	70,374
-1%	(226,337)	(151,018)	(75,699)	(38,040)	(380)	74,938	150,257
0%	(190,199)	(114,119)	(38,040)	—	38,040	114,119	190,199
1%	(154,061)	(77,221)	(380)	38,040	76,460	153,300	230,141
3%	(81,786)	(3,424)	74,938	114,119	153,300	231,662	310,024
5%	(9,510)	70,374	150,257	190,199	230,141	310,024	389,908

6.	Please refer to prior comment 7. Your proposed new disclosure appears to omit the description of your accounting policy for cost of reinsurance provided on page 11 of your response letter. Please tell us whether you plan to disclose this information or if not, your basis for concluding that such disclosure was not necessary.

We advise you supplementally that accounting for the cost of reinsurance, including the amortization of reinsurance premiums, generally does not require management to make estimates. Consequently, we did not include this information in our proposed new disclosure of Critical Accounting Estimates. We believe that disclosure of this information is appropriate in the notes to consolidated financial statements, and we will continue to discuss our accounting policy for the cost of reinsurance in footnote 1 as outlined in our June 30 letter.

Underwriting Results, pages 84-90

7.	Please refer to prior comment 9. You plan to continue MD&A discussion of the non-GAAP financial measure, underwriting profit (loss), on a consolidated basis, which you indicate was determined to be permissible in discussions with SEC staff during the review of your 2003 Form 10-K. We continue to believe that such discussion on a consolidated basis, while permitted on a segment basis, does not comply with Item 10 of Regulation S-K. We note that quantification of this non-GAAP financial measure on a consolidated basis continues to be acceptable in MD&A in the context of a FAS 131 reconciliation similar to your presentation in Note 18 to the financial statements. Please discontinue discussion of this non-GAAP financial measure on a consolidated basis. Refer to Question 21 of our “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.”

Based on our discussions with Mr. Wyman, while we expect to continue to furnish tabular disclosure in pages 83-84 of our 2005 Annual Report, we will revise the discussion immediately following the table on page 84 to focus on the combined ratio measure in lieu of underwriting profit (loss) when discussing our consolidated results of operations.

8.	Please refer to prior comments 10 and 11. We continue to believe that your explanation of the factors that determined the timing of your changes in prior year reserve estimates could be improved. This disclosure appears to be particularly important, given the materiality of these adjustments to your operating results and their recurring nature. Please provide an expanded discussion in disclosure-type format that justifies the timing of each change in estimate, such as why reserve strengthening occurred in successive periods for the same product lines and was not required in earlier periods.

Please refer to our response in this letter to comment 4, where we described our proposed approach to enhancing our discussion of material adjustments to prior years’ loss reserves and proposed additional disclosure concerning our quarterly reserve review process.

In our 2005 Form 10-K, we discussed certain trends that highlighted reserve development in successive periods within the same product lines. In the first two paragraphs on page 86, we discussed the reasons behind the significant redundancies experienced within certain programs over the past three years. These paragraphs supplemented the discussion on pages 87 and 88, which described the specific business units, programs and accident years, including quantification of amounts, where favorable development was experienced. In future filings, we will, as appropriate, enhance our discussion to better justify the timing of each material change in estimate in the context of the description of our reserving process. Using the above referenced example from 2005, our future disclosure might look as follows (modifications in italics):

“Over the past three years, we have experienced significant redundancies in prior years’ loss reserves for the 2002 and 2003 accident years in all of our segments. During 2005, we saw the emergence of a similar positive trend on the 2004 accident year. The positive trend in these prior years’ loss reserves was partially the result of the more favorable rates and terms associated with a hard insurance market that began in 2000. Although the hard insurance market created expectations of improved underwriting results, the impact from this favorable environment could not be fully quantified at the time, and our initial estimates of ultimate losses for these accident years did not fully reflect this positive trend. As actual losses experienced on these accident years have continued to be lower than anticipated, it has become more likely that the underwriting results will prove to be better than originally estimated. Over time, greater credibility has been given to this positive trend. In each period presented, we have updated the factors used in our actuarial methods to reflect this favorable trend, resulting in a reduction in prior years’ loss reserves.”

9.	Please refer to prior comment 12. We continue to believe that your discussion of limitations on your ability to cede future losses on a basis consistent with historical results and the related impact on your expected operating results and liquidity and capital resources could be improved. For example, you do not describe the alternatives being considered for reinsurance on catastrophe-exposed books of business or quantify the expected impact on operating results of “reasonably likely” changes to your use of reinsurance. Please discuss and quantify in disclosure-type format the expected effect that such changes may have on your future results of operations, cash flows and financial position, including limitations on your ability to cede future losses on a basis consistent with your historical results.

We advise you supplementally as follows:

The only product lines where the loss of reinsurance capacity could materially impact our operations are catastrophe-exposed product lines. We have continued to update our disclosure regarding the cost and availability of reinsurance, and their impact on our business strategy, as new information has become available. In our Form 10-Q for the period ended June 30, 2006, we added the disclosure below in MD&A. The first paragraph outlines our corporate goals for catastrophe exposure management. The second paragraph discusses the actions we have taken to reduce and better manage our catastrophe exposure. The third paragraph addresses the renewal of our catastrophe reinsurance program and our estimate of current catastrophe exposure relative to the 2005 storm season. We believe this additional disclosure, which we will keep updated to reflect developments, addresses the relevant issues outlined in your comment.

“Catastrophe Exposure and Reinsurance Program

Following the 2005 hurricane season, we redefined our corporate philosophy regarding the management of property catastrophe exposure. We have developed three guiding principles for our catastrophe-exposed product lines. First, each product needs to produce sufficient underwriting profits so that it can absorb catastrophe losses and meet our return goals over a five-year period. Second, we want to limit our overall catastrophe exposure so that in an active catastrophe year, such as 2004 and 2005, we would be able to absorb the catastrophe losses and still produce a consolidated underwriting profit. Third, given an extreme catastrophic event, we want to protect the financial strength of the company.

In order to meet these guidelines, we are reducing our aggregate catastrophe exposures in areas where we believe we are overexposed. In addition, we have instituted stricter underwriting standards, lower policy limits, higher deductibles and significantly higher prices for catastrophe-exposed business. These activities, as well as others, are part of an ongoing process and will not be completed for several quarters.

Effective August 1, 2006, we renewed our catastrophe reinsurance program. As we have reduced our aggregate catastrophe exposure and increased pricing, the market for catastrophe reinsurance has become more difficult with lower capacity and higher pricing. Given these factors, we decided to retain a larger share of our net catastrophe exposure. While the restructuring of our catastrophe-exposed business is still in progress, we believe that a 2006 storm season similar in magnitude to 2005 would result in lower net catastrophe losses than we incurred in 2005.”

* * * *

Please feel free to call me at 804-965-1657 if you have any questions about this response.

Sincerely,

/s/ Richard R. Whitt, III
Richard R. Whitt, III
Senior Vice President and Chief Financial Officer

cc:	Alan I. Kirshner

D. Michael Jones

Nora N. Crouch

APPENDIX A

Unpaid Losses and Loss Adjustment Expenses

Our consolidated balance sheet included estimated unpaid losses and loss adjustment expenses of $5.9 billion and reinsurance recoverable on unpaid losses of $1.8 billion at December 31, 2005 compared to $5.5 billion and $1.6 billion, respectively, at December 31, 2004. We do not discount our reserves for losses and loss adjustment expenses to reflect estimated present value.

We accrue liabilities for unpaid losses and loss adjustment expenses based upon estimates of the ultimate amounts payable. We maintain reserves for specific claims incurred and reported (case reserves) and reserves for claims incurred but not reported (IBNR reserves).

Reported claims are in various stages of the settlement process, and the corresponding reserves for reported claims are based primarily on case-by-case evaluations of the individual claims. Case reserves consider our estimate of the ultimate cost to settle the claims, including investigation and defense of lawsuits resulting from the claims, and may be subject to adjustment for differences between costs originally estimated and costs subsequently re-estimated or incurred. Each claim is settled individually based upon its merits, and some claims may take years to settle, especially if legal action is involved.

As of any balance sheet date, all claims have not yet been reported, and some claims may not be reported for many years. As a result, the liability for unpaid losses and loss adjustment expenses includes significant estimates for incurred but not reported claims. U.S. GAAP requires that IBNR reserves be based on the estimated ultimate cost of settling claims, including the effects of inflation and other social and economic factors, using past experience adjusted for current trends and any other factors that would modify past experience. IBNR reserves are generally calculated by subtracting paid losses and case reserves from estimated ultimate losses. IBNR reserves were 54% of total unpaid losses and loss adjustment expenses at December 31, 2005 compared to 52% at December 31, 2004.

Our liabilities for unpaid losses and loss adjustment expenses can generally be categorized into two distinct groups, short-tail business and long-tail business. Short-tail business refers to lines of business for which losses are usually known and paid shortly after the loss actually occurs. Our short-tail coverages include, for example, property, accident and health, motorcycle, watercraft and marine hull exposures. Long-tail business describes lines of business for which specific losses may not be known and reported for some period and losses take much longer to emerge. Given the time frame over which long-tail exposures are ultimately settled, there is greater uncertainty and volatility in these lines than in short-tail lines of business. Our long-tail coverages consist of most casualty lines including, for example, professional liability, directors’ and officers’ liability, products liability and excess and umbrella exposures. Some factors that contribute to the uncertainty and volatility of long-tail casualty programs, and thus require a significant degree of judgment in the reserving process, include: the inherent uncertainty as to the length of payment and reporting development patterns; the possibility of judicial interpretations or legislative changes that might impact future loss experience relative to prior loss experience; and the potential lack of comparability of the underlying data used in performing loss reserve analyses.

Our ultimate liability may be greater or less than current reserves. Changes in our estimated ultimate liability for loss reserves generally occur as the result of the emergence of unanticipated loss activity, the completion of specific actuarial or claims studies or changes in internal or external factors. We closely monitor new information on reported claims and use statistical analyses prepared by our actuaries to evaluate the adequacy of our recorded reserves. Each quarter, our actuaries prepare estimates of the ultimate liability for unpaid losses and loss adjustment expenses based on established actuarial methods. Management reviews these estimates, supplements the actuarial analyses with information provided by claims, underwriting and other operational personnel and determines its best estimate of loss reserves, which is recorded in our financial statements. Additionally, once a year, generally at the end of the third quarter, we conduct a detailed review of our liability for unpaid losses and loss adjustment expenses for asbestos and environmental (A&E) claims. If there is significant development on A&E claims in advance of the annual review, such development is considered by our actuaries and by management as part of our quarterly review process. We consider a detailed annual review appropriate because A&E claims develop slowly, are typically reported and paid many years after the loss event occurs and, historically, have exhibited a high degree of variability. Our procedures for determining the adequacy of loss reserves at the end of the year are substantially similar to the procedures applied at the end of each interim period.

Any adjustments resulting from our interim or year-end reviews, including changes in estimates, are recorded as a component of losses and loss adjustment expenses in the period of the change. Reserve changes that increase previous estimates of ultimate claims cost are referred to as unfavorable or adverse development or reserve strengthening. Reserve changes that decrease previous estimates of ultimate claims cost are referred to as favorable development.

In establishing our liabilities for unpaid losses and loss adjustment expenses, our actuaries estimate an ultimate loss ratio, by accident year, for each of our over 90 major product lines with input from our underwriting and claims associates. In estimating an ultimate loss ratio for a particular line of business, our actuaries may use one or more actuarial reserving methods and select from these a single point estimate. To varying degrees, these methods include detailed statistical analysis of past claim reporting, settlement activity, claim frequency and severity, policyholder loss experience, industry loss experience and changes in market conditions, policy forms and exposures. The actuarial methods we use include:

•	Paid Loss Development – This method uses historical loss payment patterns to estimate future loss payment patterns. Our actuaries use the historical loss patterns to develop factors that are applied to current paid loss amounts to calculate expected ultimate losses.

•	Incurred Loss Development – This method uses historical claims reporting patterns to estimate future claims reporting patterns. Our actuaries use the historical claims patterns to develop factors that are applied to current reported losses to calculate expected ultimate losses.

•	Bornhuetter-Ferguson Paid Loss Development – This method divides the projection of ultimate losses into the portion that has already been paid and the portion that has yet to be paid. The portion that has yet to be paid is estimated as the product of three amounts: the premium earned for the exposure period, the expected loss ratio and the percentage of ultimate losses that are still unpaid. The expected loss ratio is selected by considering historical loss ratios, adjusted for any known changes in pricing, loss trends, adequacy of case reserves, changes in administrative practices and other relevant factors.

•	Bornhuetter-Ferguson Incurred Loss Development – This method is identical to the Bornhuetter-Ferguson paid loss development method, except that it uses the percentage of ultimate losses that are still unreported, instead of the percentage of ultimate losses that are still unpaid.

•	Frequency/Severity – Under this method, expected ultimate losses are equal to the product of the expected ultimate number of claims and the expected ultimate average cost per claim. Our actuaries use historical reporting patterns and severity patterns to develop factors that are applied to the current reported amounts to calculate expected ultimate losses.

Each actuarial method has its own set of assumptions and its own strengths and limitations, with no one method being better than the others in all situations. For example, if a particular line of business has experienced significant changes in claims handling practices that would impact the comparability of case reserves between periods, we would make appropriate adjustments to the data and would give less credibility to the incurred loss development method. Our actuaries select the reserving methods that they believe will produce the most reliable estimate for the class of business being evaluated. Greater judgment may be required when we introduce new product lines or when there have been changes in claims handling practices, as the statistical data available may be insufficient. In these instances, we may rely upon assumptions applied to similar lines of business, rely more heavily on industry experience or take into account changes in underwriting guidelines and risk selection. For example, in 2003, we began offering a specialty underwriting facility for alternative risk transfer, which was a class of business we had not previously underwritten. Given our limited historical experience with this program, we have relied more heavily on data from similar lines of business we have underwritten for some time and on available external data. In the future, as we develop more experience with our alternative risk transfer program, our actuarial methods may rely more on our historical experience.

A key assumption in most actuarial analyses is that past claims development patterns will repeat themselves in the future, absent a significant change in internal or external factors that influence the ultimate cost of our unpaid losses and loss adjustment expenses. Our estimates reflect implicit or explicit assumptions regarding the potential effects of external factors, including economic and social inflation, judicial decisions, law changes and recent trends in these factors. Our actuarial analyses are based on statistical analysis, but also consist of reviewing internal factors that are difficult to analyze statistically, including underwriting and claims handling changes. In some of our markets, and where we act as a reinsurer, the timing and amount of information reported about underlying claims is in the control of third parties. This can also affect estimates and require re-estimation as new information becomes available.

As indicated above, we may use one or more actuarial reserving methods, which incorporate numerous underlying judgments and assumptions, to establish our estimate of ultimate loss reserves. While we use our best judgment in establishing our estimate for loss reserves, applying different assumptions and variables could lead to significantly different loss reserve estimates. Loss frequency and loss severity are two key measures of loss activity that often result in adjustments to actuarial assumptions relative to ultimate loss reserve estimates. Loss frequency measures the number of claims per unit of insured exposure. When the number of newly reported claims is higher than anticipated, generally speaking, loss reserves are increased. Conversely, loss reserves are generally decreased when fewer claims are reported than expected. Loss severity measures the average size of a claim. When the average severity of reported claims is higher than originally estimated, loss reserves are typically increased. When the average claim size is lower than anticipated, loss reserves are typically decreased.

If the actual levels of loss frequency and loss severity are higher or lower than expected, ultimate losses will be different than our estimates. The following table reflects the estimated impact on net reserves for unpaid losses and loss adjustment expenses as of December 31, 2005 due to changes in frequency and severity assumptions. The values in the table reflect changes in key assumptions that we believe could be reasonably likely based on historical variability in loss reserves.

(dollars in thousands)

	Frequency
Severity	-5%	-3%	-1%	0%	1%	3%	5%
-5%	$(370,888)	$(298,612)	$(226,337)	$(190,199)	$(154,061)	$(81,786)	$(9,510)
-3%	(298,612)	(224,815)	(151,018)	(114,119)	(77,221)	(3,424)	70,374
-1%	(226,337)	(151,018)	(75,699)	(38,040)	(380)	74,938	150,257
0%	(190,199)	(114,119)	(38,040)	—	38,040	114,119	190,199
1%	(154,061)	(77,221)	(380)	38,040	76,460	153,300	230,141
3%	(81,786)	(3,424)	74,938	114,119	153,300	231,662	310,024
5%	(9,510)	70,374	150,257	190,199	230,141	310,024	389,908

Our philosophy is to establish loss reserves that are more likely redundant than deficient. This means that we seek to establish loss reserves that will ultimately prove to be adequate. Using this philosophy, loss reserves are established for each of our product lines at management’s best estimate, which is generally higher than the corresponding actuarially calculated point estimate.

The actuarial point estimate represents our actuaries’ estimate of the most likely amount that will ultimately be paid to settle the loss reserves we have recorded at a particular point in time; however, there is inherent uncertainty in the point estimate as it is the expected value in a range of possible reserve estimates. In some cases, actuarial analyses, which are based on statistical analysis, cannot fully incorporate all of the subjective factors that affect development of losses. In other cases, management’s perspective of these more subjective factors may differ from the actuarial perspective. Subjective factors where management’s perspective may differ from that of the actuaries include: the credibility and timeliness of claims information received from third parties, economic and social inflation, judicial decisions, law changes, changes in underwriting or claims handling practices and other current and developing trends. As a result, the actuarially calculated point estimates for each of our lines of business represent starting points for management’s quarterly review of loss reserves.

Management also considers the range, or variability, of reasonably possible losses determined by our actuaries when establishing its best estimate for loss reserves. The actuarial ranges represent our actuaries’ estimate of a likely lowest amount and highest amount that will ultimately be paid to settle the loss reserves we have recorded at a particular point in time. The range determinations are based on estimates and actuarial judgments and are intended to encompass reasonably likely changes in one or more of the factors that were used to determine the point estimates. Using statistical models, our actuaries establish high and low ends of a range of reasonable reserve estimates for our continuing U.S. operations, which include the loss reserves held by our Excess and Surplus Lines and Specialty Admitted segments. Our actuaries separately establish high and low ends of a range of reasonable reserve estimates for Markel International and for our discontinued U.S. programs, both of which include A&E exposures.

At December 31, 2005, we held reserves for net unpaid losses and loss adjustment expenses of $2,113.6 million for our U.S. operations. The high and low ends of the actuarial range for this business as of December 31, 2005 were $2,158.9 million and $1,836.0 million, respectively. At December 31, 2005, we held reserves for net unpaid losses and loss adjustment expenses of $1,737.6 million for Markel International. The high and low ends of the actuarial range for this business as of December 31, 2005 were $1,881.3 million and $1,517.8 million, respectively. At December 31, 2005, we held reserves for net unpaid losses and loss adjustment expenses of $188.2 million for our discontinued U.S. programs. The high and low ends of the actuarial range for this business as of December 31, 2005 were $220.9 million and $151.1 million, respectively. Due to the actuarial methods used to determine the separate ranges for each of these areas of our business, it is not appropriate to aggregate the high or low ends of the separate ranges to determine the high and low ends of the actuarial range on a consolidated basis.

Undue reliance should not be placed on these ranges of estimates as they are only one of many points of reference used by management to determine its best estimate of ultimate losses. Further, actuarial ranges may not be a true reflection of the potential variability between loss reserves estimated at the balance sheet date and the ultimate cost of settling claims. Actuarial ranges are developed based on known events as of the valuation date, while ultimate losses are subject to events and circumstances that are unknown as of the valuation date. For example, the Claims and Reserves table on page 98, which provides a summary of historical development between originally estimated loss reserves and ultimate claims costs, illustrates this potential variability, reflecting a cumulative deficiency in net reserves of 34% for the 2000 and prior accident years. A significant portion of the cumulative deficiency that occurred during those periods includes adverse loss reserve development at Markel International, which we acquired in March 2000. Historically, we have experienced greater volatility on acquired books of business than on existing books of business. The increases in pre-acquisition loss reserves at Markel International were primarily associated with books of business that were not subject to our underwriting discipline and that subsequently experienced unfavorable loss development that exceeded our initial expectations. We believe that, as a result of applying greater underwriting discipline, including improved risk selection and pricing, on business currently being written, total recorded loss reserves at Markel International are unlikely to vary to the same degree as we have historically experienced.

We place less reliance on the ranges established for Markel International and for our discontinued U.S. programs than on the range established for our continuing U.S. operations. At Markel International, we estimate that approximately one-quarter of the exposures included in the established range are related to acquired lines of business, many of which are no longer being written, that were not subject to our underwriting discipline and controls. Additionally, A&E exposures, which are subject to an uncertain and unfavorable legal environment, account for approximately two-thirds of the loss reserves considered in the range established for our discontinued U.S. programs.

Our exposure to A&E claims results from policies written by acquired insurance operations before their acquisitions. The exposure to A&E claims originated from umbrella, excess and commercial general liability (CGL) insurance policies and assumed reinsurance contracts that were written on an occurrence basis from the 1970s to mid-1980s. Exposure also originated from claims-made policies that were designed to cover environmental risks provided that all other terms and conditions of the policy were met. A&E claims include property damage and clean-up costs related to pollution, as well as personal injury allegedly arising from exposure to hazardous materials. After 1986, we began underwriting CGL coverage with pollution exclusions, and in some lines of business we began using a claims-made form. These changes significantly reduced our exposure to future A&E claims on post-1986 business.

There is significant judgment required in estimating the amount of our potential exposure from A&E claims due to the limited and variable historical data on A&E losses as compared to other types of claims, the potential significant reporting delays of claims from insureds to insurance companies and the continuing evolution of laws and judicial interpretations of those laws relative to A&E exposures. Due to these unique aspects of A&E exposures, the ultimate value of loss reserves for A&E claims cannot be estimated using traditional methods and is subject to greater uncertainty than other types of claims.

Other factors contributing to the significant uncertainty in estimating A&E reserves include: uncertainty as to the number and identity of insureds with potential exposure; uncertainty as to the number of claims filed by exposed, but not ill, individuals; uncertainty as to the settlement values to be paid; difficulty in properly allocating responsibility and liability for the loss, especially if the claim involves multiple insurance providers or multiple policy periods; growth in the number and significance of bankruptcies of asbestos defendants; uncertainty as to the financial status of companies that insured or reinsured all or part of A&E claims; and inconsistent court decisions and interpretations with respect to underlying policy intent and coverage.

Due to these uncertainties, it is not possible to estimate our ultimate liability for A&E exposures with the same degree of reliability as with other types of exposures. Future development will be affected by the factors mentioned above and could have a material effect on our results of operations, cash flows and financial position. As of December 31, 2005, our consolidated balance sheet included estimated net reserves for A&E losses and loss adjustment expenses of $211.3 million. We seek to establish appropriate reserve levels for A&E exposures; however, these reserves could be subject to increase in the future. We have established A&E reserves without regard to the potential passage of asbestos reform legislation. These reserves are not discounted to present value and are forecasted to pay out over the next 50 years.

Reinsurance Allowance for Doubtful Accounts

We also evaluate and adjust reserves for uncollectible reinsurance based upon our collection experience, the financial condition of our reinsurers, collateral held and the development of the gross reserves.

Reinsurance recoverables recorded on insurance losses ceded to reinsurers under reinsurance contracts are subject to judgments and uncertainties similar to those involved in estimating gross loss reserves. In addition to these uncertainties, our reinsurance recoverables may prove uncollectible if the reinsurers are unable or unwilling to perform under the reinsurance contracts. In establishing our reinsurance allowance for amounts deemed uncollectible, we evaluate the financial condition of our reinsurers and monitor concentration of credit risk arising from our exposure to individual reinsurers. To determine if an allowance is necessary, we consider, among other factors, published financial information, reports from rating agencies, payment history, collateral held and our legal right to offset balances recoverable against balances we may owe. Our reinsurance allowance for doubtful accounts is subject to uncertainty and volatility due to the time lag involved in collecting amounts recoverable from reinsurers. Over the period of time that losses occur, reinsurers are billed and amounts are ultimately collected, economic conditions, as well as the operational and financial performance of particular reinsurers, may change and these changes may affect the reinsurers’ willingness and ability to meet their contractual obligation to us. It is also difficult to fully evaluate the impact of major catastrophic events on the financial stability of reinsurers, as well as the access to capital that reinsurers may have when such events occur. The ceding of insurance does not legally discharge us from our primary liability for the full amount of the policies, and we will be required to pay the loss and bear collection risk if the reinsurers fail to meet their obligations under the reinsurance contracts.

24